UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 11, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

11 August 2011

Novo Nordisk A/S purchases B shares worth DKK 2.9 billion from Novo A/S as part of the ongoing share repurchase programme

Novo Nordisk A/S has today entered into an agreement to purchase 5,100,000 B shares (nominal DKK 1) of a value of DKK 2.9 billion from Novo A/S as part of the ongoing DKK 10.0 billion share repurchase programme for 2011. The transaction price is set to DKK 570.994 per share and has been calculated as the average market price from 4 August to 10 August in the open trading window following the announcement of Novo Nordisk’s financial results for the first six months of 2011.

Novo A/S will thereby readjust its ownership of Novo Nordisk A/S to 25.5%, equal to the level of ownership prior to the cancellation of treasury shares, which took place in May 2011.

The total shareholding of Novo A/S in Novo Nordisk A/S prior to the sale of B shares is 107,487,200 A shares (nominal DKK 1) and 45,512,800 B shares (nominal DKK 1), corresponding to 26.38% of the share capital and 72.41% of the votes. The transaction will reduce Novo A/S’ ownership of Novo Nordisk A/S to 25.5% of the capital and 72.08% of the votes.

Henrik Gürtler, CEO of Novo A/S, said: ”Following the recent cancellation of treasury shares, Novo A/S has realigned its shareholding in Novo Nordisk A/S to the level of just over 25%, which has been our target since the demerger of Novozymes A/S in 2000. We remain a committed long-term majority shareholder of Novo Nordisk A/S.”

As of 11 August 2011, Novo Nordisk A/S has repurchased B shares amounting to DKK 6.9 billion in 2011 when taking this transaction with Novo A/S into account. Novo Nordisk A/S and its wholly-owned affiliates now owns 18,443,054 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 18,443,054 or 3.2% of the total share capital.

Company Announcement no 51 / 2011				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 31,400 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Novo A/S, the holding company in the Novo Group, was established prior to the demerger of Novo Nordisk in 2000. Novo A/S is a private limited liability company fully owned by the Novo Nordisk Foundation. Besides being the majority shareholder in Novo Nordisk A/S and Novozymes A/S, Novo A/S provides seed, venture and growth capital to development stage companies within life science and biotechnology, as well as manages a broad portfolio of financial assets. For further information visit www.novo.dk

Further information on Novo Nordisk A/S please contact:

Media:	Investors:

Outside North America:	Klaus Bülow Davidsen
Anne Margrethe Hauge	Tel: (+45) 4442 3176
Tel: (+45) 4442 3450	klda@novonordisk.com
amhg@novonordisk.com
Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com
In North America:
Ken Inchausti	Lars Borup Jacobsen
Tel: (+1) 609 514 8316	Tel: (+45) 3075 3479
kiau@novonordisk.com	lbpj@novonordisk.com

Further information on Novo A/S please contact:

Media:

Henrik Gürtler, CEO

Tel: (+45) 3527 6575

Thorkil Kastberg Christensen, CFO

Tel: (+45) 3527 6592

Company Announcement no 51 / 2011				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 11, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer